Exhibit 99.6

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal, Québec H3A 0A3

ACCOUNTANTS’ CONSENT

The Board of Directors
Tembec Inc.

We consent to the use of our report on the consolidated financial statements dated November 15, 2006, except as to note 22 (b), which is as of December 5, 2006, included in this annual report on Form 40-F. We also consent to the use of our report dated November 15, 2006 on the Reconciliation to United States GAAP included in this annual report on Form 40-F.

KPMG, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.